March 31, 2023

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Fund” or the “Registrant”) (File Nos.: 811-21519 and 333-268410)

Dear Ms. Hamilton:

This letter responds to the comment that you provided to the undersigned via telephone on March 31, 2023 on the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on March 2, 2023 (Accession No. 0000940394-23-000429) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”), and in connection with the correspondence filed on March 30, 2023.

We have reproduced the comment below and immediately thereafter provided the Fund’s response. The Fund’s response will be reflected in the definitive filing to the Fund’s Shelf Registration Statement (the “Definitive Filing”). The Registrant seeks effectiveness of the filing no later than March 31, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

The Fund has received an order under Section 19(b) of the 1940 Act to permit it to make periodic capital gains dividends with respect to its Common Shares as frequently as twelve times each year, and as frequently as dividends are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

  Comment: Please revise footnote 6 to the Summary of Fund Expenses table to reflect that the disclosed interest payments on borrowed funds have been restated and are estimated based on the Fund’s borrowings and interest rate on borrowings as of the Fund’s fiscal year end.

Response: The requested change will be made in the Definitive Filing.

Sincerely,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President